Exhibit 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period to 3 May 2018

1 May 2018

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2018 consisted of 3,637,747,827 ordinary shares, of which, 281,586,921 were held as treasury shares; leaving a balance of 3,356,160,906 shares with voting rights.

The figure of 3,356,160,906 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: Ceri James, Assistant Company Secretary, (0207 004 3116).

10 April 2018

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Alice Morgan

Date of notification: 2018.04.10

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Mike Westcott

2	Reason for the notification

a)	Position/status	Group HR Director and Group Commercial Property Director

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s) Volume(s)
GBP 8.3169 15

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2018.04.09

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Alison Kay

2	Reason for the notification

a)	Position/status	Group General Counsel & Company Secretary

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s) Volume(s)
GBP 8.3169 15

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2018.04.09

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Andrew Bonfield

2	Reason for the notification

a)	Position/status	Finance Director

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s) Volume(s)
GBP 8.3169 18

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2018.04.09

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	John Pettigrew

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s) Volume(s)
GBP 8.3169 18

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2018.04.09

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan

Date of notification: 2018.04.10

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Lucy Nicola Shaw

2	Reason for the notification

a)	Position/status	Executive Director, UK

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s) Volume(s)
GBP 8.3169 18

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2018.04.09

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Alice Morgan Date of notification: 2018.04.10